Bryn Mawr Bank Corporation

801 Lancaster Avenue

Bryn Mawr, Pennsylvania 19010

(610) 525-1700

April 14, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief

Re:	Bryn Mawr Bank Corporation – Request for Acceleration
Registration Statement on Form S-4/A
File No. 333-216995

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bryn Mawr Bank Corporation (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4/A (File No. 333-216995), so that it may become effective at 9:00 a.m. Eastern Time on April 18, 2017, or as soon thereafter as practicable.

The Registrant hereby authorizes Paul Jaskot, of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Paul Jaskot at (215) 851-8180 or, in his absence, Bree Archambault at (215) 851-8140.

BRYN MAWR BANK CORPORATION

/s/ Lori Buchanan Goldman
By: Lori Buchanan Goldman
General Counsel and Secretary

Cc: David Lin, Staff Attorney